Exhibit 99.4

JOINT FILING AGREEMENT

The undersigned agree that this Amendment, and any amendments hereto, relating to the common stock, par value $0.001 per share, of China Advanced Construction Materials Group, Inc.. shall be filed on behalf of the undersigned.

Date: July 6, 2018

Hou Sing International Business Limited.

By:	/s/ Lin Wang
Name: Lin Wang
Title: Director

Lin Wang
By:	/s/ Lin Wang

Aung Tun
By:	/s/ Aung Tun